DYNASTY GAMING INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

AS AT SEPTEMBER 30, 2008

Notice of Disclosure of Non-auditor Review of Interim Financial Statements

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian  Securities Administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the interim periods ended September 30, 2008 and 2007, have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the Company’s management.

The Company’s independent auditors, Horwath Leebosh Appel SENCRL\LLP, have not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Dated this 18th day of November, 2008.

DYNASTY GAMING INC.
Interim Consolidated Balance Sheets
(stated in Canadian Dollars)
(unaudited)

	September 30, 2008	December 31, 2007
	$	$
ASSETS
Current assets
Cash	77,234	1,488,832
Restricted cash	39,261	36,575
Accounts receivable	48,423	43,006
Prepaid expenses	5,000	17,043
Investment held for transaction (cost $280,000)	148,243	280,000
	318,161	1,865,456
Deferred development costs (Note 6)	-	90,000
Property and equipment (Note 7)	21,343	404,394
Definite-life intangibles	6,008,000	2,000,000

	6,347,504	4,359,850

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	4,863,065	205,587

	4,863,065	205,587
Minority interest	341,645	492,792
	5,204,710	698,379

Shareholders' equity	1,142,794	3,661,471
	6,347,504	4,359,850

Commitment and Proposed Transaction (Notes 11 and 12)

On behalf of the board:

        “Albert Barbusci”

 , Director

        “Joseph Lau”

 , Director

The accompanying notes are an integral part of these interim consolidated financial statements

DYNASTY GAMING INC.
Interim Consolidated Statements of Shareholders’ Equity

(stated in Canadian Dollars)
(unaudited)

	Capital Stock	Capital Stock	Contributed	Other Capital	Accumulated Other Comprehensive		Total Shareholders’
			Surplus		Income	Deficit	equity
	#	$	$	$	$	$	$
Balance - December 31, 2006	91,526,893	17,675,355	120,653	2,945,250	-	(11,122,899)	9,618,359
Shares issued – warrants	355,714	195,643		(17,786)			177,857
Shares issued - stock option Plan	464,967	325,926		(141,693)			184,233
Stock-based costs				(60,534)			(60,534)
Net loss for the year						(6,258,444)	(6,258,444)
Balance - December 31, 2007	92,347,574	18,196,924	120,653	2,725,237	-	(17,381,343)	3,661,471
Stock-based costs				223,577			223,577
Net loss for the period						(2,742,254)	(2,742,254)
Balance - September 30, 2008	92,347,574	18,196,924	120,653	2,948,814	-	(20,123,597)	1,142,794

The accompanying notes are an integral part of these interim consolidated financial statements

DYNASTY GAMING INC.
Interim Consolidated Statements of Operations

Nine months ended September 30, 2008 and 2007
(stated in Canadian Dollars)
(unaudited)

	September 30, 2008		September 30, 2007
	3 months	9 months	3 months	9 months
	$	$	$	$
Revenues	-	-	-	51,740
Operating expenses
Direct costs	-	282,684	149,993	1,088,690
Marketing and promotion	56,740	163,370	349,160	2,012,967
Administrative	473,956	1,590,424	577,766	934,901
Amortization – deferred development costs	-	-	189,045	567,135
Amortization – property and equipment	1,836	38,761	51,893	124,526
Impairment – deferred development costs (Note 6)	-	(53,119)	-	-
Impairment - property and equipment (Note 7)	-	347,099	-	-
	532,532	2,369,219	1,317,857	4,728,219
Loss from operations	(532,532)	(2,369,219)	(1,317,857)	(4,676,479)
Other
Interest (expense) income	(183,466)	(187,463)	131,760	157,526
Foreign exchange gain (loss)	(141,676)	(204,962)	(49,508)	(53,859)
Loss on disposal of equipment	-	-	(5,719)	(5,719)
Loss on investment held for transaction	(65,894)	(131,757)	-	-
	(391,036)	(524,182)	76,533	97,948
Net loss before minority interest	(923,568)	(2,893,401)	(1,241,324)	(4,578,531)
Minority interest	71,299	151,147	-	-
Net loss	(852,269)	(2,742,254)	(1,241,324)	(4,578,531)

Net loss per share
Basic and diluted	(0.01)	(0.03)	(0.01)	(0.05)
Weighted average number of common shares
Basic	92,347,574	92,347,574	92,347,574	92,347,574
Diluted	92,347,574	92,347,574	92,347,574	92,347,574

The accompanying notes are an integral part of these interim consolidated financial statements

DYNASTY GAMING INC.
Interim Consolidated Statements of Cash Flows

Nine months ended September 30, 2008 and 2007
(stated in Canadian Dollars)
(unaudited)

	September 30, 2008		September 30, 2007
	3 months	9 months	3 months	9 months
	$	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(852,269)	(2,742,254)	(1,241,324)	(4,578,531)
Stock based compensation	37,506	223,577	189,602	(176,766)
Amortization – deferred development costs	-	-	189,045	567,135
Amortization – property and equipment	1,836	38,761	51,893	124,526
Impairment of deferred development costs	-	(53,119)	-	-
Impairment of property and equipment	-	347,099	-	-
Loss on disposal of equipment	-	-	7,743	5,719
Loss on investment held for transaction	65,894	131,757	-	-
Minority interest	(71,299)	(151,147)	-	-
	(818,332)	(2,205,326)	(803,041)	(4,057,917)
Change in non-cash working capital:
Accounts receivables	(7,571)	(5,417)	(47,116)	296,982
Prepaid expenses	5,497	12,043	21,722	131,151
Accounts payables and accrued liabilities	426,537	4,657,478	6,869	422,811
Deferred revenue	-	-	-	(48,908)
	424,463	4,664,104	(18,525)	(43,586)
	(393,869)	2,458,778	(821,566)	(4,101,503)
Cash flows from investing activities
Decrease (increase) in restricted cash	(1,637)	(2,686)	2,610	6,321
Decrease in other receivable	-	-	-	150,000
Tax credits received for development costs	-	143,119	-	127,210
Acquisition of property and equipment	(3,801)	(3,801)	(7,368)	(235,803)
Acquisition of definite-life intangibles	-	(4,008,000)	-	-
Proceeds on sale of property, plant and equipment	992	992	-	-
Equity investment	-	-	326,408	-
	(4,446)	(3,870,376)	321,650	47,728
Cash flows from financing activities
Issuance of common shares net of costs	-	-	-	362,090
Minority interest	-	-	30	30
	-	-	30	362,120
Net change in cash and cash equivalents	(398,315)	(1,411,598)	(499,886)	(3,691,655)
Cash and cash equivalents , beginning of period	475,549	1,488,832	4,359,248	7,551,017
Cash and cash equivalents , end of period	77,234	77,234	3,859,362	3,859,362

The accompanying notes are an integral part of these interim consolidated financial statements

DYNASTY GAMING INC.

Notes to Interim Consolidated Financial Statements

Nine months ended September 30, 2008 and 2007

(stated in Canadian Dollars)  (unaudited)

1.

Going Concern Uncertainty

The consolidated financial statements have been prepared on the basis that the Company will continue as a going concern. However, the Company has sustained substantial losses; it has not achieved any significant revenues and it has a working capital deficiency at September 30, 2008 of $4,544,904, which represents a $6,204,773 decrease in its working capital of $1,659,869 as at December 31, 2007. The Company’s continuance as a going concern is dependent upon obtaining the necessary financing to expand its software gaming operations. (Note 12)

2.

Basis of Presentation

These statements are prepared by management and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation.

3.

Statutes of Incorporation and Nature of Activities

Dynasty Gaming Inc. (“the Company”) is continued under the Canada Business Corporations Act.

Through its wholly-owned subsidiaries: Mahjong Development Inc., Mahjong Systems Limited and Mahjong Systems (Cyprus) Limited, the Company was engaged in licensing its Mahjong Mania software to leading Internet gaming operators in a multiplayer, cash-wager format (the “Aggregate Strategy”).  The Aggregate Strategy was halted as of October 2007 and the Company is pursuing agreements with major companies in the People’s Republic of China for the development, marketing and distribution of government-approved online applications for its proprietary Mahjong Mania software (the “China Strategy”).

The Company, through DNY (BVI) Limited, entered into an agreement with Sega to purchase licenses for 4 online games.  This agreement was in anticipation of the completion of a proposed acquisition and   financing. (Note 12)

4.

Significant Accounting Policies

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and follow the same accounting policies and their methods of application as the audited consolidated financial statements as of December 31, 2007. The Company’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2007.

5.

Changes in Accounting Policies

On January 1, 2008, the Company adopted the new recommendations of Section 3862, Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation and Section 1535 Capital Disclosures, issued by the Canadian Institute of Chartered Accountants (CICA).   Together, Section 3862 and 3863 are adopted to replace Section 3861 Financial Instruments – Disclosure and Presentation.

DYNASTY GAMING INC.

Notes to Interim Consolidated Financial Statements

Nine months ended September 30, 2008 and 2007

(stated in Canadian Dollars)  (unaudited)

5.

Changes in Accounting Policies (cont’d)

Section 3862 on financial instrument disclosures requires the disclosure of information about: a) the significance of financial instruments on the entity’s financial position and performance and b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  Section 3863 on presentation of financial instruments is unchanged from the presentation requirements included in Section 3861.  Section 1535 on capital disclosures requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.  The new information is disclosed in notes 9 and 10.

Future changes in accounting policies

The CICA issued new accounting standard Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and  Section 3450, Research and Development Costs. This Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are aligned with IFRS IAS 38, Intangible Assets. These new standards are applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  The adoption of this guideline should not have a material impact on the Company’s results.

In February 2008, the AcSB confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. For the Company, the conversion to IFRS will be required for interim and annual financial statements beginning on April 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the mandatory transition date.

6.

Deferred Development Costs

During the period the Company received net development tax credits of $143,119 (credits of $127,210 were received in the year ended December 31, 2007) and recorded impairment recovery of $53,119.

7.

Property and Equipment

				September 30, 2008	December 31, 2007
	Cost	Accumulated Amortization	Impairment	Net Book Value	Net Book Value
	$	$	$	$	$
Computer hardware and software	407,888	190,638	199,581	17,669	398,702
Furniture and fixtures	17,561	10,869	3,018	3,674	5,692
	425,449	201,507	202,599	21,343	404,394

During the period, the Company recorded impairment in the amount of $347,099 based on estimated future benefits (impairments of $114,660 were recorded in the year ended December 31, 2007) and wrote off $203,400 computer hardware assets costs with accumulated depreciation of $57,900 and impairment of $145,500 for a nil net book value.

DYNASTY GAMING INC.

Notes to Interim Consolidated Financial Statements

Nine months ended September 30, 2008 and 2007

(stated in Canadian Dollars)  (unaudited)

8.

Related Party Transactions

Transactions with related parties are in the normal course of operations. The following provides information on transactions with those related parties with whom the Company either received revenue or paid expenses. Companies are either owned or controlled by shareholders, directors or officers of the Company or its subsidiaries.

	September 30, 2008		September 30, 2007
	3 months	9 months	3 months	9 months
	$	$	$	$
Director fees paid to	-	11,000	4,000	4,000
Other administrative costs paid to	104,939	310,145	86,400	224,816

9.

Financial Instruments

Financial Instruments – Carrying Values and Fair Values

The Company has determined that the carrying value of its cash, restricted cash, accounts receivable, and accounts payable approximate their fair value because of the relatively short periods to maturity of these instruments.

Liquidity Risk

A subsidiary of the Company has a balance payable of US dollars $4,190,000 (an account payable of $4,000,000 due March 31, 2008 contingent upon Sega’s delivery of the closed beta version of Sangoku Seisen to the Company; plus interest on overdue payable, at 1.5% per month, of $190,000).  The Company will not be able to meet its account payable obligations unless it obtains the necessary financing. (Note 12)

Foreign Currency Exchange Rate Risk

The Company is exposed to foreign exchange rate risk in that a high proportion of the accounts payable are denominated in U.S. dollars. The company has U.S. dollar accounts payable of $4,190,000. The Company does not use derivative financial instruments to reduce its foreign exchange exposure. Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company’s operating results.

10.

Capital Disclosures

The Company’s objective in managing capital is to ensure a sufficient liquidity position to market its products, to finance its sales and marketing activities, research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with property and equipment and intangible assets.

Since inception, the Company has financed its liquidity needs primarily through private placements and issuance of common shares. When possible, the Company tries to optimize its liquidity needs by non-dilutive sources, including research tax credits, grants and interest income.  At September 30, 2008, the Company has no long-term debt.

DYNASTY GAMING INC.

Notes to Interim Consolidated Financial Statements

Nine months ended September 30, 2008 and 2007

(stated in Canadian Dollars)  (unaudited)

10.

Capital Disclosures  (cont’d)

At September 30, 2008, cash and cash equivalents amounted to $77,234.  The Company needs to raise additional capital to meet its obligations.  (Note 12)

11.

Commitment

The Company entered into an agreement with Sega to purchase time-limited licenses for 4 on-line games at a one-time license cost of US dollars $15,800,000 plus royalties based on revenues.  $1.8 million was paid in December 2007 following signing of the agreement; $4.0 million was due in March 2008, contingent upon Sega’s delivery of the closed beta version of Sangoku Seisen to the Company, and $10.0 million is payable in 2009.   Late payments bear interest at 1.5% per month and the Company is in the process of re-negotiating the contract to extend the payment due date.

The Company shall also pay a running royalty (the “Running Royalty”) for each of the Games as consideration for the license.  The Running Royalty varies per game between 23% and 28% of the Company’s distribution net sales and it may increase by 1%, 2% or 3% depending on sales volume.

12.

Proposed Transaction

On August 20, 2008, Dynasty Gaming Inc and Sky Gain Holdings Limited (“Sky Gain”) signed a share exchange agreement for the proposed acquisition (Reverse Take Over - RTO) of all issued and outstanding shares in the capital stock of Baiyou Digital Technology Co. Ltd ,which is the parent company of Baiyou Digital Technology (Hangzhou) Co. Ltd. and of Silva Ford Technology Limited, which is the parent company (through an intermediary company) of Baihui Digital Stars Technology Co. Ltd

The proposed acquisition was conditional to the successful completion of a private placement offering of 6,000,000 units to accredited investors at a price of $US 5.00 per unit for gross proceeds of $US 30,000,000.  The global financial crisis initiated by the impairment of the U.S. real estate mortgage system has caused a decline in the availability of equity investment capital, making it impossible for the Company to complete the private placement offering.

As of the date of these financial statements, the Company is pursuing other options to obtain the necessary financing to meet its obligations and to expand its software gaming operations.